Exhibit 99.2

uniQure N.V.

Index to Unaudited Condensed Consolidated Interim Financial Statements

uniQure N.V.

Unaudited Condensed Consolidated Statements of Financial Position

(€ in thousands)

	December 31,	June 30,
	2015	2016
Assets
Non-current assets
Goodwill	442	442
Intangible assets other than Goodwill	7,209	8,956
Property, plant and equipment	23,820	24,041
Other non-current assets	1,142	1,675
Total non-current assets	32,613	35,114
Current assets
Receivables from related parties	3,792	1,502
Trade and other receivables	1,730	5,195
Inventories	435	363
Cash and cash equivalents	203,532	165,646
Total current assets	209,489	172,706
Total assets	242,102	207,820
Equity
Share capital	1,216	1,257
Share premium	344,803	346,732
Other reserves	26,026	29,785
Accumulated deficit	(252,561)	(292,468)
Total equity	119,484	85,306
Liabilities
Non-current liabilities
Borrowings	13,434	18,356
Derivative financial instruments - related party	530	136
Deferred rent	5,737	5,789
Deferred revenue	75,852	73,507
Contingent consideration	2,687	2,915
Total non-current liabilities	98,240	100,703
Current liabilities
Trade and other payables	11,220	12,568
Derivative financial instruments - related parties	992	222
Borrowings	5,124	—
Borrowings - derivative	238	51
Deferred rent	579	592
Deferred revenue	6,225	5,978
Provisions	—	2,400
Total current liabilities	24,378	21,811
Total liabilities	122,618	122,514
Total equity and liabilities	242,102	207,820

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
License revenues	492	1,101	713	2,202
Collaboration revenues	1,123	2,840	2,009	5,641
Total revenues	1,615	3,941	2,722	7,843
Cost of goods sold	—	(76)	—	(152)
Other income	140	423	346	824
Research and development expenses	(10,613)	(17,335)	(20,719)	(32,463)
Selling, general and administrative expenses	(4,509)	(5,504)	(8,668)	(12,108)
Other gains/(losses), net	(5,241)	(321)	(996)	(4,379)
Total operating costs	(20,223)	(22,813)	(30,037)	(48,278)
Operating loss	(18,608)	(18,872)	(27,315)	(40,435)
Finance income	46	64	65	1,584
Finance expense	(325)	(523)	(4,275)	(1,056)
Finance income/(expense), net	(279)	(459)	(4,210)	528
Result before corporate income tax	(18,887)	(19,331)	(31,525)	(39,907)
Provision for income taxes	—	—	—	—
Net loss	(18,887)	(19,331)	(31,525)	(39,907)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations	(285)	356	1,086	(301)
Other comprehensive income/(loss)	(285)	356	1,086	(301)
Total comprehensive loss	(19,172)	(18,975)	(30,439)	(40,208)
Loss per share attributable to the equity holders of the Company during the period:
Basic and diluted loss per share	(0.87)	(0.77)	(1.58)	(1.60)

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(€ in thousands)

	Total
	share	Share	Other	Accumulated	Total
	capital	premium	reserves	deficit	equity
Balance at January 1, 2015	905	206,111	17,149	(181,081)	43,084
Loss for the period	—	—	—	(31,525)	(31,525)
Other comprehensive income/(loss)	—	—	1,086	—	1,086
Total comprehensive income/(loss)	—	—	1,086	(31,525)	(30,439)
Capital contributions	231	101,747	—	—	101,978
Share issuance costs	—	(612)	—	—	(612)
Share based payment/expense	—	—	3,416	—	3,416
Balance at June 30, 2015	1,136	307,246	21,651	(212,606)	117,427
Loss for the period	—	—	—	(39,955)	(39,955)
Other comprehensive income/(loss)	—	—	164	—	164
Total comprehensive income/(loss)	—	—	164	(39,955)	(39,791)
Capital contributions	80	37,557	—	—	37,637
Share based payment/expense	—	—	4,211	—	4,211
Balance at December 31, 2015	1,216	344,803	26,026	(252,561)	119,484
Loss for the period	—	—	—	(39,907)	(39,907)
Other comprehensive income/(loss)	—	—	(301)	—	(301)
Total comprehensive income/(loss)	—	—	(301)	(39,907)	(40,208)
Capital contributions	41	1,929	—	—	1,970
Share based payment/expense	—	—	4,060	—	4,060
Balance at June 30, 2016	1,257	346,732	29,785	(292,468)	85,306

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(€ in thousands)

	Six months ended
	June 30,
	2015	2016
Cash flow from operating activities
Net loss	(31,525)	(39,907)
Adjustments for:
Amortization on intangible assets	—	378
Depreciation	1,877	2,462
Lease incentive	333	(398)
Loss/(gain) on derivatives	1,666	(1,351)
Loss/(gain) on foreign exchanges	1,873	1,280
Share-based expenses	3,416	4,060
Changes in provisions	—	2,400
Changes in trade and other receivables	(1,363)	(1,174)
Changes in inventories	(214)	72
Changes in other current liabilities	(232)	810
Changes in deferred revenue	52,769	(2,592)
Cash generated from/(used in) operations	28,600	(33,960)
Interest paid	(929)	(1,006)
Net cash generated from/(used in) operating activities	27,671	(34,966)
Cash used in investing activities
Purchases of intangible assets	(1,729)	(10)
Purchases of property, plant and equipment	(1,855)	(2,776)
Changes in restricted cash	—	(555)
Interest received	59	33
Net cash used in investing activities	(3,525)	(3,308)
Cash flow from financing activities
Proceeds from shares issued	101,366	1,970
Payments of finance lease	(82)	(88)
Net cash generated from financing activities	101,284	1,882
Net increase/(decrease) in cash and cash equivalents	125,430	(36,392)
Currency effect cash and cash equivalents	3,206	(1,494)
Cash and cash equivalents at January 1	53,219	203,532
Cash and cash equivalents at June 30	181,855	165,646

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1. General information

1.1 Reporting entity

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. These Condensed Consolidated Interim Financial Statements as at and for the three and six month periods ended June 30, 2016, comprise the financial statements of the Company and its subsidiaries. As used in these Condensed Consolidated Interim Financial Statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its subsidiaries.

The Company is a leader in the field of gene therapy with the first product to receive regulatory approval in the European Union, commercial-scale manufacturing capabilities, a broad pipeline of product candidates targeting liver/metabolic, central nervous system (“CNS”) and cardiovascular diseases, and multiple collaborations designed to advance the promise of gene therapy to patients.

No changes in the Company’s structure occurred in the six months ended June 30, 2016. A list of subsidiaries is included in the Consolidated Financial Statements for the year ended December 31, 2015.

1.2 General information

These Condensed Consolidated Interim Financial Statements are unaudited.

1.3 Significant transactions and changes

Extera

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners LLC (“Extera Partners”), a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The International Court of Arbitration at the International Chamber of Commerce received the request for arbitration on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi Farmaceutici S.p.A. (“Chiesi”)  pursuant to the collaboration agreements entered into in April 2013. On May 12, 2014, the ICC appointed and confirmed a sole arbitrator.

On April 5, 2016, the Company was notified of a partial award of the sole arbitrator. The sole arbitrator partially found in Extera Partners’ favor and held that it was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transactions. On July 6, 2016 the sole arbitrator awarded a once and for all settlement to Extera in respect of potential future revenues. An assessment of the amount of the once and for all settlement, as well as the costs of the arbitration, will be made in further proceedings. The Company intends to continue vigorously to defend against Extera Partners’ remaining claims.

In connection with the arbitration, the Company has recorded a provision for its estimate of legal and related settlement costs, which are included in Other gains/(losses) in the Condensed Consolidated Statements of Comprehensive Loss and Provisions in the Condensed Consolidated Statements of Financial Position.

Hercules loan facility

On May 6, 2016, the Company executed a second amended and restated loan agreement (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc. (“Hercules”). The Loan Agreement extends the maturity date from June 30, 2018 to May 1, 2020. The Loan Agreement includes a total commitment from Hercules of up to $40.0 million, of which $20.0 million is currently outstanding. The Company has not drawn down any additional loan amounts under the Loan Agreement as amended. The interest rate is adjustable and is the greater of (1) 8.25% or (2) 8.25% plus the prime rate less 5.25%. Under the Loan Agreement, the interest rate will initially be 8.25% per annum with a backend fee of 4.85% and facility fee of 0.75% of the outstanding loan amounts. The interest-only payment period under the Loan Agreement is also extended and set at 18 months from May 6, 2016, but can be extended to 24 months upon the Company raising a cumulative $30.0 million in up-front corporate payments and/or proceeds from equity financings (the “Raisings”) and to 30 months upon the Company raising a cumulative $50.0 million from Raisings. The term loan will mature on May 1, 2020.

Transition to One-Tier board

In our Annual General Meeting on June 15, 2016 the shareholders approved the transition from a two-tier Management Board and Supervisory Board structure to a single Board of Directors with executive and non-executive directors. The adoption of a single Board of Directors enables the Company to more deeply integrate executive and non-executive board members and reflects the corporate governance standards most familiar to the majority of its shareholder base.

The shareholders also approved the proposals to:

•                  Appoint the Company’s current Chief Executive Officer, Mr. Daniel Soland, and Chief Financial Officer, Mr. Matthew Kapusta, as executive directors;

•                  Appoint certain of the Company’s current Supervisory Board members, including Dr. Sander van Deventer, Ms. Paula Soteropoulos, Dr. David Schaffer, Mr. Will Lewis and Mr. Philip Astley-Sparke, as non-executive directors;

•                  Appoint Mr. Jack Kaye as a non-executive director.

As part of the governance transition, Mr. Ferdinand Verdonck and Mr. Joseph Fezcko retired from the board.

Pending loss of foreign filer status

The Company tested the requirements for its foreign private issuer status in accordance with the Securities Exchange Act of 1934 (“Exchange Act”) and the Securities Act of 1933 (“Securities Act”) as of June 30, 2016. Based on the analysis performed on the shareholder and the business contact tests the Company no longer meets the definition of a foreign private issuer. As such, the Company expects to transition to “domestic” filer status and become subject to the reporting requirements for a domestic filer as of January 1, 2017.

The Company will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, the Company will be required to report its financial results under US GAAP, including its historical financial results, which have previously been prepared in accordance with IFRS. The Company may also be required to make changes in its corporate governance practices in accordance with various SEC and NASDAQ rules. The related regulatory, compliance and insurance costs to the Company may be significantly higher than the costs it incurs as a foreign private issuer.

The Company will no longer be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

As an accelerated U.S. domestic filer the Company would be required to file its annual report on Form 10-K within 75 days after the end of each fiscal year. In addition, the Company would no longer be exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

2. Basis of preparation

2.1 Basis of accounting

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been condensed or omitted. Accordingly, these Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS (“Consolidated Financial Statements”). The Consolidated Financial Statements are included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 4, 2016.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 25, 2016.

2.2 Significant accounting policies

The accounting policies applied in these Condensed Consolidated Interim Financial Statements are consistent with those applied in the Consolidated Financial Statements. The Company did not apply any new standards or amendments with a material impact on the Condensed Consolidated Interim Financial Statements.

2.3 Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty in the preparation of the Condensed Consolidated Interim Financial Statements were the same as those that applied to the Consolidated Financial Statements.

3. Financial instruments

3.1 Maturity, carrying amount and fair values

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as of the reporting date.

		Less than	Between 1	Between 2	Over 5
	Undefined	1 year	and 2 years	and 5 years	years
	(€ in thousands)
At December 31, 2015
Borrowings (excl. financial lease liabilities)	—	7,062	8,360	6,528	—
Financial lease liabilities	—	134	—	—	—
Trade and other payables	—	11,086	—	—	—
Contingent consideration	14,500	—	—	—	—
Derivative financial instruments	—	1,230	—	530	—
Total	14,500	19,512	8,360	7,058	—
At June 30, 2016
Borrowings (excl. financial lease liabilities)	—	1,743	5,245	16,371	—
Financial lease liabilities	—	45	—	—	—
Trade and other payables	—	14,968	—	—	—
Contingent consideration	14,500	—	—	—	—
Derivative financial instruments	—	273	—	136	—
Total	14,500	17,029	5,245	16,507	—

The amounts disclosed in the table are the contractual undiscounted cash flows including interest payments.

Due to uncertainty of the timing of achieving milestones, the contingent consideration related to the Company’s acquisition of InoCard GmbH (“InoCard”), since renamed uniQure GmbH, is considered to have an undefined contractual maturity. As at June 30, 2016, the Company expects the milestone obligations will become payable between April 2017 and 2020. When due, the obligations can be settled either in cash or in a variable number of Company shares.

The borrowings, financial lease liabilities and trade and other payables are measured at amortized cost and the carrying amount is a reasonable approximation of the fair value. The contingent consideration and derivative financial instruments are measured at fair value, in accordance with the principles set out in Note 3.2.

3.2 Measurement of fair values

As of June 30, 2016, the contingent consideration and derivative financial instruments are measured at fair value using significant inputs not based on observable market data, and therefore are included in level 3 per IFRS.

The movement in the fair value of these level 3 instruments in the six months ended June 30, 2015, and 2016, is as follows:

		Derivative
	Contingent	financial
	consideration	instruments	Total
	(€ in thousands)
At January 1, 2015	1,454	852	2,306
(Gains) / losses recognized in profit or loss	512	1,756	2,268
At June 30, 2015	1,966	2,608	4,574

		Derivative
	Contingent	financial
	consideration	instruments	Total
	(€ in thousands)
At January 1, 2016	2,687	1,760	4,447
(Gains) / losses recognized in profit or loss	228	(1,351)	(1,123)
At June 30, 2016	2,915	409	3,324

Contingent consideration

The acquisition of InoCard in July 2014 included contingent consideration payable to the former shareholders of InoCard. The maximum, undiscounted contingent consideration assuming achievement of various milestones amounts to €14.5 million. The fair value of the contingent consideration is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. Key inputs in the present value calculation are the probability of success of achieving the various milestones as well as the time at which they are estimated to be achieved. The fair value of this contingent consideration is re-measured every reporting date with changes recognized in profit or loss for the period (as Research and development expense).

The Company conducted a sensitivity analysis related to the contingent consideration. Varying the unobservable inputs such as the timing and probability of success (“POS”) in achieving the milestones results in the following fair value changes.

	December 31,	June 30,
	2015	2016
	(€ in thousands)
Increase/(decrease) in fair value
Moving out of all milestones by 6 months	(287)	(307)
Increasing the POS for the first milestone by 20%	537	583
Decreasing the POS for the first milestone by 20%	(537)	(583)
Reducing the discount rate from 30% to 20%	1,128	1,148
Increasing the discount rate from 30% to 40%	(514)	(522)

In addition, the fair value of the contingent consideration is affected by the timing of future products sales that would trigger further royalty payments to the former shareholders of InoCard.

Derivative financial instruments — related party (non-current)

The warrants granted to Bristol-Myers Squib (“BMS”) under the collaboration agreement which closed in the second quarter of 2015 are derivative financial instruments issued to a related party and are classified as non-current. The warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant (as defined in the respective agreements), each provide BMS the right to purchase an additional 5% equity ownership immediately after the exercise of each such warrants. The Seventh Collaboration Warrant, which grants BMS the right to purchase uniQure ordinary shares up to a number of ordinary shares, in the aggregate, equaling a 14.9% ownership stake immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first six New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the sixth New Target. The Tenth Collaboration Warrant, which grants BMS the right to purchase uniQure ordinary shares up to a number of ordinary shares, in the aggregate, equaling a 19.9% ownership stake immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first nine New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the ninth New Target.

The exercise price in respect of each warrant will be equal to the greater of (i) the product of $33.84 multiplied by a compounded annual growth rate of ten percent (10%); and (ii) the product of 1.10 multiplied by the volume weighted average price of the Company’s stock for the 20 trading days ending on the date that is five trading days prior to the date of a notice of exercise delivered by BMS.

The methodology applied to measure the fair value of the warrants is a Monte-Carlo simulation. The valuation model incorporated several inputs, including the underlying share price at the reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, the expected yield on any dividends, management’s expectations of reaching certain trigger events for the exercising of the warrants, and management’s expectations regarding the number of ordinary shares that would be issued upon exercise of the warrants. Additionally, the model assumes BMS will exercise the warrants only if it is financially rational to do so. The fair value of the BMS warrants is re-measured every reporting date with changes recognized in profit or loss for the period (as finance income or expense).

The Company conducted a sensitivity analysis to assess the impact on the fair market valuation of changing certain assumptions. Specifically, the Company examined the impact on the fair market valuation of the financial instruments assuming annualized volatility of 70% for the Seventh and Tenth Collaboration Warrants. A further sensitivity analysis was performed assuming the exercise date of the warrants would occur one year later than what was assumed in the initial valuation. The table below illustrates the impact on the fair value associated with these changes in assumptions:

	7th warrant	10th warrant	Total
	(€ in thousands)
Base case	60	76	136
Increase volatility by 10% to 80%	107	121	228
Extend exercise dates by one year	88	88	176

Derivative financial instruments — related parties (current)

The Company in prior years issued the following warrants related to financing arrangements:

•                  Warrants which survived the conversion of a shareholder loan in 2013 (related parties)

•                  Warrants issued in connection with the Hercules Loan facility (see note 11)

On December 31, 2015 and June 30, 2016, the number of outstanding warrants is 170,802.

The fair value of the warrants is measured using the Black-Scholes model. Assumptions are made on inputs such as time to maturity, volatility and risk free rate, in order to determine the fair value per warrant. The fair value of these warrants is re-measured every reporting date with changes recognized in profit or loss for the period (as finance income or expense).

The Company conducted a sensitivity analysis to assess the impact on the fair value by changing certain assumptions as at June 30, 2016. The effect on the fair value of changing these parameters by 10% is presented in the below table:

	Share price	Volatility	Time to maturity
	(€ in thousands)
- 10%	218	229	251
Base Case	273	273	273
+ 10%	333	317	295

4. Seasonality of operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

5. Segment information

The Company’s “chief operating decision-maker” regularly reviews and determines whether a particular component of uniQure’s activities constitutes a separate operating segment by identifying and reviewing the allocation of resources to that component of uniQure’s activities and/or assessing the performance of that particular component of uniQure’s activities. The leadership team is identified as the “chief operating decision-maker,” and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The leadership team regularly reviews total cash operating expenditures by departmental area (Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Medical Officer, Chief Business Officer, Chief Commercial Officer and Chief Scientific Officer). The leadership team has determined that the activities of uniQure are one segment, which comprises the discovery, development and commercialization of innovative gene therapies, and the segmental analysis is the same as the analysis for uniQure as a whole.

6. Intangible assets

		Capitalization	In-process
	License	of development	research &	Capitalized
	fees	expenses	development	software	Goodwill	Total
	(€ in thousands)
Cost	5,266	9,310	4,665	68	442	19,751
Accumulated amortization and impairment	(3,000)	(8,936)	(164)	—	—	(12,100)
Carrying amount January 1, 2016	2,266	374	4,501	68	442	7,651
Additions	2,115	—	—	10	—	2,125
Amortization expense	(235)	(15)	(122)	(6)	—	(378)
Carrying amount June 30, 2016	4,146	359	4,379	72	442	9,398
Cost	7,381	9,310	4,665	78	442	21,876
Accumulated amortization and impairment	(3,235)	(8,951)	(286)	(6)	—	(12,478)
Carrying amount June 30, 2016	4,146	359	4,379	72	442	9,398

Amortization expense of €0.4 million related to certain technology licenses used for commercial purposes was recognized for the six months ended June 30, 2016 (six months ended June 30, 2015: € nil), and has been charged to “Cost of goods sold” and “Research and development expense”.

On June 16, 2016, the Company revised its existing license contract with Protein Sciences Corporation for the use of its expresSF+ (SF+) insect cell line to provide the Company with a royalty free, perpetual right and license to the licensed technology in the field of AAV-based gene therapy.

7. Property, plant and equipment

	Leasehold	Construction	Lab	Office
	improvements	in process	equipment	equipment	Total
	(€ in thousands)
Cost	16,845	738	13,300	2,979	33,862
Accumulated depreciation	(3,504)	—	(4,653)	(1,885)	(10,042)
Carrying amount January 1, 2016	13,341	738	8,647	1,094	23,820
Reclassifications	557	(2,649)	1,838	254	—
Additions	—	3,038	34	—	3,072
Depreciation expense	(970)	—	(1,178)	(314)	(2,462)
Currency translation effects	(252)	(8)	(115)	(14)	(389)
Carrying amount June 30, 2016	12,676	1,119	9,226	1,020	24,041
Cost	17,105	1,119	15,032	3,212	36,468
Accumulated depreciation	(4,429)	—	(5,806)	(2,192)	(12,427)
Carrying amount June 30, 2016	12,676	1,119	9,226	1,020	24,041

As at June 30, 2016, the Company capitalized expenditures of €1.0 million related to improvements at its newly leased premises in the Netherlands (see note 15).

Depreciation expense of €2.5 million for the six months ended June 30, 2016 (six months ended June 30, 2015: €1.9 million) is presented as “Research and development expense” where it relates to the Lexington facility and equipment, and as “Selling, general and administrative expense” for other property, plant and equipment.

8. Other non-current assets

The other non-current assets relate to refundable security deposits for the facility leases in Amsterdam and Lexington. During the six months ended June 30, 2016, €0.6 million was deposited in a Company-owned bank account and is restricted with regard to the new lease agreement in the Netherlands (see note 15).

9. Equity

The movement in the number of shares issued, share capital and share premium for the six months ended June 30, 2016, is as follows:

	Shares	Share capital	Share premium	Total equity
	(number)		(€ in thousands)
January 1, 2016	24,327,944	1,216	344,803	346,019
Exercise of options	629,997	32	1,929	1,961
Vesting of restricted stock units	179,068	9	—	9
June 30, 2016	25,137,009	1,257	346,732	347,989

The Company issued ordinary shares upon the exercise of share options by employees and service providers and upon the vesting of restricted stock units.

On December 31, 2015 and June 30, 2016, a total of 7,258 shares were held in treasury. All shares issued by the Company were fully paid.

Other reserves

The expenses related to equity-settled share-based payment transactions with employees and service providers are recognized in the Statements of Comprehensive Loss, together with a corresponding increase in equity during the service period. See note 10 for further information.

As at June 30, 2016, the Company has legally restricted reserves for the capitalization of development costs of €0.4 million, compared with legally restrictive reserves of €0.4 million at December 31, 2015, and for a currency translation adjustment of €2.1 million, compared with a currency translation adjustment of €2.4 million at December 31, 2015. Under Dutch law, the restricted reserve for the capitalization of development costs is non-distributable to the Company’s shareholders. The reserve for the currency translation adjustment is reflected in the Company’s equity, under other reserves.

10. Share-based payment transactions

The Company’s shareholders in June 2016 approved a further amendment and restatement of the Company’s 2014 Share Incentive Plan (“Amended 2014 Plan”). The Company issues share options, restricted stock units and performance stock units under the Amended 2014 Plan. Options issued under the Company’s previous share incentive plan, approved in May 2012 (“2012 Plan”), vested in full upon the Company’s February 2014 IPO. In addition, the Company has granted options to the shareholders of 4D in connection with their provision of services to the Company, and options to executives under Rule 5653(c)(4) of the NASDAQ Global Market, as a material inducement to enter into employment with the Company. The Company granted its new Chief Commercial Officer non-qualified stock options to purchase 125,000 ordinary shares as an inducement when joining the Company on May 3, 2016.

The movement in the number of share options granted under the plans is as follows:

	2012 Plan		2014 Plan		Other plans
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
January 1, 2016	1,077,944	€4.02	2,248,226	$14.75	352,436	€0.05/$27.82
Granted	—	€—	474,198	$15.07	125,000	$12.98
Forfeited	—	€—	(85,239)	$16.24	—	$—
Exercised	(390,136)	€3.14	(87,425)	$9.36	(152,436)	€0.05
Reclassification	—	€—	(800,000)	$16.00	800,000	$16.00
June 30, 2016	687,808	€4.51	1,749,760	$14.45	1,125,000	$17.77

As of December 31, 2015, 900,000 options outstanding were subject to shareholder approval at the 2016 annual general meeting, and  were subsequently approved by the shareholders on June 15, 2016. The 800,000 options granted to the chief executive officer on appointment as an inducement grant have been reclassified to the “Other plans” in the table above.

The share options granted in the six months ended June 30, 2016 included 35,000 share options awarded to non-executive members of the Board of Directors (of which 25,000 vest in January 2017) and 122,500 share options granted to senior management.

The holders of the 4D options exercised their remaining 152,436 options outstanding upon vesting in February 2016.

The movement in the number of restricted/performance stock units issued under the 2014 Plan is as follows:

	Restricted	Performance
	stock units	stock units	Total
		Number
January 1, 2016	179,068	—	179,068
Granted	64,698	170,940	235,638
Forfeited	—	—	—
Distributed	(179,068)	—	(179,068)
June 30, 2016	64,698	170,940	235,638

The restricted stock units granted in the six months ended June 30, 2016 include 25,000 units awarded to non-executive members of the Board of Directors, vesting in January 2017.

The performance stock units granted in the six months ended June 30, 2016 are subject to the achievement of specified performance objectives for 2016, and the earned portion, if any, will vest on the third anniversary of the grant, subject to the grantee’s continued employment. The grants include 38,440 units to the executive directors of the Board of Directors and 122,500 units granted to other members of senior management.

On March 1, 2016, the Company issued 179,068 shares to its former CEO, Joern Aldag, in conjunction with the vesting of restricted stock units.

During the three months ended June 30, 2016, the Company recognized expenses related to share-based payment transactions of €1.8 million, compared to €1.6 million for the three months ended June 30, 2015. During the six months ended June 30, 2016, the Company recognized expenses related to share-based payment transactions of €4.1 million, compared to €3.4 million for the six months ended June 30, 2015.

11. Borrowings

All borrowings are under the Hercules Technology Growth Capital (“Hercules”) Loan Agreement entered into on June 14, 2013, which was subsequently amended on June 26, 2014 and May 6, 2016. The May 2016 amendment did not substantially modify the expected cash flows of the borrowings. The borrowings are presented net of expenses. The fair value of the borrowings equals the carrying amount, as the interest on the loan is deemed to be on market terms. Please also refer to note 1.3,

The Company recognized finance expenses for the three months ended June 30, 2016 of €0.5 million (three months ended June 30, 2015: €0.4 million) and for the six months ended June 30, 2016 of €1.1 million (six months ended June 30, 2015: €1.0 million), related to the borrowings. The Company also recognized a €0.6 million foreign exchange loss on borrowings for the three months ended June 30, 2016 (€0.4 million foreign exchange gain on borrowings for the three months ended June 30, 2015) and €0.2 million foreign exchange gain on borrowings for the six months ended June 30, 2016 (€1.6 million foreign exchange loss on borrowings for the six months ended June 30, 2015).

As of June 30, 2016, the Company is in compliance with the covenants under the Loan Agreement.

12. Revenues and Deferred revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(€ in thousands)		(€ in thousands)
License revenues	492	1,101	713	2,202
Collaboration revenues	1,123	2,840	2,009	5,641
Total	1,615	3,941	2,722	7,843

	December 31,	June 30,
	2015	2016
	(€ in thousands)
Deferred revenue current portion	6,225	5,978
Deferred revenue	75,852	73,507
Total	82,077	79,485

License revenues and deferred revenues

License revenues and deferred revenues relate to upfront and target designation payments received from the Company’s collaboration partners, which are recognized as license revenue over the respective period of performance.

Collaboration revenues

Collaboration revenues, which are typically related to reimbursement from collaborators for the Company’s performance of research and development services under the respective agreements, are recognized on the basis of labor hours valued at contractually agreed upon rates. Cost reimbursements to which the Company is entitled under its contractual agreements are recognized as collaboration revenues in the same quarter as the recorded cost they are intended to compensate.

The Collaboration revenues relate to reimbursement of certain approved research and development expenses under the Company’s collaboration agreements with Chiesi and BMS. The Company is eligible for reimbursement from Chiesi of 50% of the approved development costs related to the development of AMT-060 for hemophilia B and of 50% of the approved costs related to the Company’s Phase IV study and global registry for Glybera. Additionally, the Company is eligible for reimbursement from BMS for 100% of the approved research costs related to S100A1 and any other agreed upon targets contemplated in the collaboration agreement. The increase in the Collaboration revenue for the three and six month periods ended June 30, 2016 compared to the same periods in the previous year reflects the reimbursement of certain approved research expenses for S100A1 under the Company’s collaboration agreement with BMS, the effective date of which was in May 2015.

13. Loss per share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the period.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Loss attributable to equity holders of the Company (€ in thousands)	(18,887)	(19,331)	(31,525)	(39,907)
Weighted average number of ordinary shares outstanding	21,648,166	25,077,350	19,999,312	24,886,996
Loss per Share (€)	(0.87)	(0.77)	(1.58)	(1.60)

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all potentially dilutive ordinary shares. As the Company has incurred losses, all potentially dilutive ordinary shares would have an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	June 30,	June 30,
	2015	2016
BMS warrants	—	3,442,655
Warrants	170,802	170,802
Share options under 2012 Plan	1,351,561	687,808
Share options under 2014 Plan	1,263,628	1,749,760
Share options (other)	152,436	1,125,000
Restricted stock units (including performance based units)	179,068	235,638
Total potential dilutive ordinary shares	3,117,495	7,411,663

14. Related-party transactions

Key management personnel

In the six months ended June 30, 2015, and 2016, executive directors received regular salaries, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the Board of Directors for the six months ended June 30, 2015 and 2016 was as follows:

		Short term		Post-
		employee	Share based	employment	Advisors
		benefits	payments	benefits	fee	Total
		(€ in thousands)
Six months ended June 30, 2015	Non-executive directors	—	433	—	90	523
	Executive directors	470	911	28	—	1,409
		470	1,344	28	90	1,932
Six months ended June 30, 2016	Non-executive directors	—	140	—	137	277
	Executive directors	596	1,107	10	—	1,713
		596	1,247	10	137	1,990

Refer to note 10 for information regarding share-based payment awarded to key management personnel and directors.

On June 13, 2016, the Company’s Chief Executive Officer purchased 100,000 shares in the Company at an average price of $10.81 per share in accordance with his 10b5-1 plan adopted on April 18, 2016.

Collaboration partners

In 2014, as part of a collaboration agreement between the Company and 4D Molecular Therapeutics (“4D”), the Company entered into a share-based payment transaction with the shareholders of 4D (see note 10). One of 4D’s managing directors currently serves as non-executive member on the Board of Directors.

The receivables from related parties as of June 30, 2016 includes €1.5 million in accrued revenue from the BMS collaboration agreement, as compared to €0.9 million in accrued revenue as of December 31, 2015. The revenue from the collaboration agreement with BMS for the six months ended June 30, 2016 amounted to €4.7 million, compared to €0.2 million for the six months ended June 30, 2015.

Chiesi ceased to be identified as a related party as of January 1, 2016, due to the decline in its relative beneficial ownership below 5% and other qualitative considerations. The €2.9 million receivable from Chiesi as of December 31, 2015 continues to be presented as a related party receivable in the Condensed Consolidated Statement of Financial Position as of December 31, 2015. The revenue from the collaboration agreement with Chiesi for the six months ended June 30, 2015 amounted to €1.8 million.

15. Commitments and contingent liabilities

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	June 30,
	2015	2016
	(€ in thousands)
No later than 1 year	2,882	2,544
Later than 1 year and no later than 5 years	8,063	12,512
Later than 5 years	6,335	22,609
Total	17,280	37,665

On March 1, 2016, the Company entered into a 16 year lease for a new 9,270 square meter facility in Amsterdam and amended this agreement in May 2016 to lease an additional 1,008 square meters. The term commenced on March 1, 2016. The Company intends to initiate the consolidation of its three Amsterdam sites into the new site by the end of 2016. The future aggregate minimum lease payments under the non-cancellable term of the lease amount to €22.2 million. The future aggregate minimum lease payments under the non-cancellable term of the lease for the Company’s Lexington site amount to €13.8 million.

16. Events after the reporting date

No events occurred after the reporting date that would have a material impact on the result or financial position of the Company.

uniQure N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2016. You should read the following discussion and analysis together with the Unaudited Condensed Consolidated Interim Financial Statements and related notes. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on April 4, 2016.

1 Overview

Our business was founded in 1998 by scientists who were investigating Lipoprotein Lipase Deficiency (“LPLD”) at the Academic Medical Center of the University of Amsterdam. We initially operated through our predecessor company, Amsterdam Molecular Therapeutics Holding N.V. (“AMT”). We acquired the business of AMT in the first half of 2012. Effective February 10, 2014, in connection with our initial public offering, we converted into a public company with limited liability (naamloze vennootschap) and changed our legal name from uniQure B.V. to uniQure N.V. On February 5, 2014, we successfully completed our initial public offering.

We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product candidates across three therapeutic focus areas, with programs currently underway in the indications described below:

i) Liver/metabolic disease therapeutic focus area

•                  AMT-060 for the treatment of hemophilia B, in which we are currently conducting a Phase I/II clinical trial;

•                  Our preclinical product candidate for the treatment of hemophilia A, for which we have demonstrated mechanistic proof of concept and are in the process of selecting a lead candidate; and

•                  Glybera, the first gene therapy product to receive regulatory approval in the European Union;

ii) Central nervous system (CNS) disease therapeutic focus area

•                  AMT-110 for the treatment of Sanfilippo B syndrome, for which our collaboration partner, Institute Pasteur, completed a Phase I/II clinical study and recently transferred sponsorship of the study’s extension protocol to us;

•                  A product candidate based on glial cell line-derived neurotrophic factor (GDNF) for the treatment of Parkinson’s disease, which is currently being studied in an investigator-sponsored Phase I clinical study led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco; and

•                  AMT-130 for the treatment of Huntington’s disease, in which we have demonstrated preclinical proof of concept and have initiated IND-enabling studies;

iii) Cardiovascular disease therapeutic focus area

•                  A preclinical product candidate based on the S100A1 gene, a master regulator of heart function, for the treatment of congestive heart failure, which is currently being developed in collaboration with BMS; and

•                  Three additional undisclosed targets designated by BMS.

We periodically review our portfolio and our development programs to ensure that that we optimally align our resources to our broader strategic goals in light of clinical and preclinical results and market developments.

2 Update on research and development activities

i) Liver/metabolic disease therapeutic focus area

AMT-060 in Hemophilia B

In the first quarter of 2015, we initiated our Phase I/II clinical study of AMT-060 in patients with severe or moderately-severe Hemophilia B. Hemophilia B is a serious and rare inherited disease in males characterized by insufficient blood clotting caused by a mutation in the Factor IX (FIX) gene. The study is a 5-year, open-label, uncontrolled, single-dose, dose-ascending multi-center trial that includes two cohorts, with the low-dose cohort using a treatment of 5x1012 gc/kg and the high-dose cohort using 2x1013 gc/kg. AMT-060 consists of a codon-optimized wild type FIX gene and the LP1 liver promoter together with the AAV5 viral vector, manufactured using our proprietary insect cell based manufacturing technology. It is administered, without immunosuppressant therapy, through the peripheral vein in a single treatment session for approximately 30 minutes. All patients are screened for pre-existing anti-AAV5 antibodies before treatment and Data Monitoring Committee (DMC) reviews are conducted after each of the first two patients in the second cohort. In this trial, we are targeting (i) long-term safety, (ii) sustained, therapeutically relevant increases in FIX activity levels and (iii) a reduction in both consumption of FIX replacement therapy and bleeding rates. We are enrolling male patients from multiple countries with either severe (<1%) or moderately severe (<2%) hemophilia B on prophylactic (precautionary) or on-demand FIX replacement therapy, but in either case with a severe bleeding phenotype.

Low dose cohort

We started enrolling patients into the low dose cohort of our clinical trial during the third quarter of 2015. The results from this trial were presented at the 21st Congress of the European Hematology Association (EHA) in Copenhagen, Denmark on June 11, 2016 and at the World Federation of Hemophilia 2016 World Congress in Orlando, Florida on July 27, 2016. All five patients received the initial low dose of 5x1012 gc/kg. All patients in the low-dose cohort saw improvements in their disease phenotype and achieved sustained increases in FIX activity, with a median steady-state FIX activity level of 5.4% (expressed as % of normal) at up to nine months post treatment. Prior to the study, all five patients had features of severe or moderately-severe hemophilia, including documented FIX activity levels of <1.5%, and required chronic, prophylactic infusions of Factor IX concentrate to manage bleeding. After treatment with AMT-060, total usage of Factor IX concentrate declined substantially, with four patients remaining free of any prophylactic infusions through the July 22, 2016 cut-off date. The oldest patient in the cohort (72 years of age), who had severe joint disease prior to the study and continued prophylactic infusions of Factor IX therapy, also demonstrated improvement in disease phenotype.

High dose cohort

We treated the first patient in the second cohort on March 14, 2016, and completed enrollment in May 2016.  All five patients in the second dose cohort received a one-time administration of AMT-060 at a dose of 2x1013 gc/kg, which is four times higher than the dose used in the first cohort. AMT-060 continues to demonstrate a very low screening failure rate, with all patients screened in the study testing negative for pre-existing anti-AAV5 antibodies.  This suggests a large proportion of the hemophilia B population may be eligible for treatment with AMT-060.

Patients in the second dose cohort are currently in the early stages of follow-up and initial data are expected to be presented before the end of 2016. The primary objective of the second cohort is to assess the safety of the systemic administration of a higher dose of uniQure’s AMT-060 gene therapy in hemophilia B patients that present with a severe or moderately-severe disease phenotype. Secondary objectives of the trial include evaluation of FIX activity levels as well as evaluation of annualized bleeding rates and recombinant FIX usage.

ii) Central nervous system (CNS) disease therapeutic focus area

AMT-130 in Huntington’s Disease

On March 22, 2016, we announced the publication of preclinical data supporting our proprietary Huntington’s disease gene therapy program, AMT-130. Findings published in the current issue of the peer-reviewed journal Molecular Therapy-Nucleic Acids provide preclinical proof of concept for AMT-130 and demonstrate the potential of a one-time administration of AAV5-delivered gene therapy into the CNS to silence the Huntingtin gene (HTT). An inherited, mutated form of HTT causes Huntington’s disease, a rare, fatal, neurodegenerative disorder that leads to severe physical and cognitive deterioration.

Based on these results, uniQure has initiated further studies of AMT-130 to support the filing of an investigative new drug application with the FDA.

AMT-110 in Sanfilippo B

On March 24, 2016, we assumed the sponsorship of the Phase I/II extension study for the Sanfilippo B syndrome (AMT-110) from our collaborator Institut Pasteur AFM/INSERM Consortium. Sanfilippo B syndrome is a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic α N acetylglucosaminidase, or NaGLU gene.

AMT-140 in Parkinson’s disease

Two of the four, six-patient cohorts have now been fully enrolled since June 2016 in an ongoing Phase I/IIa clinical study of AMT-140, an AAV2-GDNF gene therapy for the treatment of Parkinson’s disease.  Top-line data, including safety, tolerability and preliminary efficacy results, are expected to be available for presentation in the first quarter of 2017.  The study is being conducted under the direction of Krystof Bankiewicz at the University of California, San Francisco (UCSF) and John Heiss at the National Institutes of Health. We have exclusive rights to GDNF in gene therapy and have the option to acquire the program from UCSF.

ii) Cardiovascular disease therapeutic focus area

We and our collaboration partner, Bristol Myers Squibb (BMS), continue to conduct IND-enabling studies for S100A1, a proprietary gene therapy for chronic heart failure. In addition to S100A1, we and BMS have initiated work on three additional targets designated under our collaboration.

3 Financial update

a)             General

Extera arbitration

On April 5, 2016, we were notified of a partial award of the sole arbitrator, which held that Extera was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transactions, which we paid in May 2016. On July 6, 2016 the sole arbitrator awarded a once and for all settlement to Extera in respect of potential future revenues. An assessment of the amount of the once and for all settlement as well as the costs of the arbitration, will be made in further proceedings. We intend to continue vigorously to defend against Extera Partners’ remaining claims.

In connection with the arbitration, the Company has recorded a provision for its estimate of legal and related settlement costs, which are included in Other gains/(losses) in the Condensed Consolidated Statements of Comprehensive Loss and Provisions in the Condensed Consolidated Statements of Financial Position.

Hercules loan

On May 6, 2016, we executed a second amended and restated loan agreement (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc. (“Hercules”). The Loan Agreement extends the maturity date from June 30, 2018 to May 1, 2020. The Loan Agreement includes a total commitment from Hercules of up to $40.0 million, of which $20.0 million is currently outstanding. We have not drawn down any additional loan amounts under the Loan Agreement as amended. The interest rate is adjustable and is the greater of (1) 8.25% or (2) 8.25% plus the prime rate less 5.25%. Under the Loan Agreement, the interest rate will initially be 8.25% per annum with a backend fee of 4.85% and facility fee of 0.75% of the outstanding loan amounts. The interest-only payment period under the Loan Agreement was also extended and set at 18 months from May 6, 2016, but can be extended to 24 months upon us raising a cumulative $30.0 million in up-front corporate payments and/or proceeds from equity financings (the “Raisings”) and to 30 months upon us raising a cumulative $50.0 million from Raisings. The term loan will mature on May 1, 2020.

Protein Sciences license

On June 16, 2016, we revised our existing license contract with Protein Sciences Corporation for the use of its expresSF+ (SF+) insect cell line to provide us with a royalty free, perpetual right and license to the licensed technology in the field of AAV-based gene therapy.

Pending loss of foreign filer status

We tested the requirements for our foreign private issuer status in accordance with the Securities Exchange Act of 1934 (“Exchange Act”) and the Securities Act of 1933 (“Securities Act”) as of June 30, 2016. Based on the analysis performed on the shareholder and the business contact tests we no longer meet the definition of a foreign private issuer. As such, we expect to transition to “domestic” filer status and become subject to the reporting requirements for a domestic filer as of January 1, 2017.

We will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we will be required to report our financial results under US GAAP, including our historical financial results, which have previously been prepared in accordance with IFRS. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The related regulatory, compliance and insurance costs to us may be significantly higher than the costs we incur as a foreign private issuer.

We will no longer be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

As an accelerated U.S. domestic filer we would be required to file our annual report on Form 10-K within 75 days after the end of each fiscal year. In addition, we would no longer be exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

Other

As of June 30, 2016, we had cash and cash equivalents of €165.6 million.

We had a net loss of €39.9 million for the six months ended June 30, 2016 (€31.5 million in the first six months 2015) and a net loss of €19.3 million for the three months ended June 30, 2016 (€18.9 million in the three months ended June 30, 2015). As of June 30, 2016, we had an accumulated deficit of €292.5 million. We anticipate that our expenses will increase in the future as we:

•                  continue our ongoing Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi and prepare for a pivotal Phase III study;

•                  sponsor the Phase I/II extension protocol of AMT-110 for Sanfilippo B and prepare for a pivotal Phase III study;

•                  expand our research capabilities to support our collaboration with BMS to develop gene therapies in cardiovascular and other target-specific areas;

•                  advance the preclinical and clinical development of our other product candidates, including those targeting Huntington’s disease and Hemophilia A, and seek to discover and develop additional product candidates;

•                  conduct any additional trials or tests beyond those original anticipated in order to confirm the safety or efficacy of our product candidates;

•                  seek marketing approval for any product candidates that successfully complete clinical trials;

•                  exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

•                  acquire or in-license rights to new therapeutic targets or product candidates;

•                  enter into collaboration agreements with third parties to collaborate on the research and development of potential product candidates;

•                  establish a sales, marketing and medical affairs infrastructure in the United States;

•                  fund the ongoing operations of our manufacturing facility in Lexington, Massachusetts;

•                  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

•                  hire additional senior management and other personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups; and

•                  augment our corporate infrastructure, including the improvement of our information systems and addition of finance, human resource, legal and compliance personnel.

b)             Financial operations overview

Revenues

We recognize collaboration revenues associated with development activities that are reimbursable by Chiesi and BMS under our respective co-development agreements. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

We recognize license revenues associated with the amortization of the non-refundable upfront and target designation fees we received from Chiesi and BMS. The timing of these cash payments may differ from the recognition of revenue, as revenue is deferred and recognized over the duration of the performance period. We treat other revenue, such as sales milestone payments or service fees, as earned when received.

We recognize product revenues from the delivery of Glybera to our commercialization partner, Chiesi.

We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera in the EU, the number of target candidates designated by BMS and associated research programs initiated, the timing of clinical, regulatory and sales-related milestones that trigger contractual payments from our collaborators, the number of milestones achieved, the cost associated with ongoing, reimbursable development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators.

Because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

Other income

Our other income consists principally of government grants, subsidies and investment credits that support our research and development efforts in defined projects, which we refer to as grants. These grants generally provide for reimbursement of our approved expenses incurred as defined in various grants. We recognize grants when expenses are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Because we have limited or no control over the timing of receipt of grants, the amount of other income varies from period to period and is not indicative of underlying trends in our operations.

Cost of goods sold

Cost of goods sold includes raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We also include the amortization expense related to those intangible assets predominantly serving commercial purposes.

We also include in Cost of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full or December 31, 2019.

Research and development expenses

Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, collaborations with third parties, license fees, laboratory consumables and depreciation.

Our research and development expenses primarily consist of costs incurred for the research and development of our product candidates, which include:

•                  AMT-060 (Hemophilia B). We initiated a Phase I/II clinical trial of AMT-060 for the treatment of Hemophilia B in the first quarter of 2015 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the agreed development costs of this program;

•                  S100A1 (congestive heart failure). In the third quarter of 2014, we started to incur costs related to the pre-clinical development of product candidates targeting the S100A1 gene. Since May 2015, all costs related to the program are reimbursed by BMS under the collaboration agreement;

•                  AMT-110 (Sanfilippo B). We have incurred costs related to the development and manufacture of clinical supplies of AMT-110 for the Phase I/II clinical trial, and expect to incur further costs in the future as we assume sponsorship of the Phase I/II extension protocol and prepare for a pivotal study;

•                  AMT-130 (Huntington’s disease). We have incurred costs related to pre-clinical research for AMT-130;

•                  Hemophilia A and other preclinical research programs. We incur costs related to the research of multiple preclinical gene therapy product candidates with the potential to treat certain rare and other serious medical conditions, including liver-directed diseases such as Hemophilia A, and neurological indications; and

•                  Technology platform development and other related research. We incur significant research and development costs related to vector design, manufacturing and other aspects of our modular gene therapy technology platform that are applicable across all of our programs. Additionally, we have incurred costs related to intellectual property, depreciation of equipment and our research and development facilities. These costs are not allocated to specific programs.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of validation studies, batch production, regulatory filings and approvals and enrollment of patients in clinical trials. We expect that our research and development expenses will increase significantly as we increase our staff, progress our clinical programs, advance the research and development of our other product candidates and commence manufacturing at our facility in Lexington, Massachusetts. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or estimated costs of, or cash flows resulting from, the development of any of our product candidates. This is due to numerous risks and uncertainties associated with developing gene therapies, including the uncertainty of:

•             the scope, rate of progress and expense of our research and development activities;

•             our ability to successfully manufacture and scale-up production;

•             clinical trial protocols and results;

•             the effectiveness and safety of our product candidates;

•             the terms and timing of regulatory approvals;

•             the size of the potential markets for our product candidates;

•             the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•             our ability to agree to ongoing development budgets with collaborators who share the costs of our development programs; and

•             our and our collaborators’ ability to market, commercialize and achieve market acceptance for our product candidates that we may develop in the future.

A change in the outcome of any of these variables with respect to our product candidates that we may develop could mean a significant change in the expenses and timing associated with the development of such product candidate.

Selling, general and administrative expenses

Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy, public company related costs, information technology, accounting and finance, business development, human resources, investor relations, legal and other professional and administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we add further personnel and infrastructure. Our expenses associated with operating as a public company include costs for personnel, legal, accounting and audit fees, directors’ and officers’ liability insurance premiums and expenses related to investor relations.

Other gains / losses—net

Other gains / losses—net consist of foreign exchange results from the translation of monetary items (except for borrowings). We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound, as we acquire certain materials and pay for certain licenses and other services in these two currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Other gains / losses—net for the six months ended June 30, 2016, include, among other costs, estimated legal and settlement costs in connection with the arbitration with Extera Partners.

Finance income

Our finance income consists of interest income earned on our cash and cash equivalents, gains on derivative financial instruments (described below) and foreign exchange gains on the Hercules venture debt loan. We deposit our cash and cash equivalents primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts have historically generated only minimal interest income.

We entered into various financing arrangements with our investors, including convertible notes issued in 2009, which were converted into ordinary shares in April 2012, and further convertible notes issued in 2012 and 2013, which were converted into ordinary shares in July 2013. Each of the convertible notes consisted of a debt element and an embedded derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss as finance income or finance expense.

Finance expense

Finance expenses consist primarily of interest due on our Hercules venture debt loan.

c)              Results of operations

Comparison of the six months ended June 30, 2015, and 2016

	Six months ended
	June 30,
	2015	2016	Change
	(€ in thousands)%
License revenues	713	2,202	209%
Collaboration revenues	2,009	5,641	181%
Total revenues	2,722	7,843	188%
Cost of goods sold	—	(152)	100%
Other income	346	824	138%
Research and development expenses	(20,719)	(32,463)	57%
Selling, general and administrative expenses	(8,668)	(12,108)	40%
Other gains/(losses), net	(996)	(4,379)	340%
Total operating costs	(30,037)	(48,278)	61%
Operating loss	(27,315)	(40,435)	48%
Finance income	65	1,584	2337%
Finance expense	(4,275)	(1,056)	-75%
Result before corporate income tax	(31,525)	(39,907)	27%
Provision for income taxes	—	—	0%
Net loss	(31,525)	(39,907)	27%

Revenues

License revenues for the six months ended June 30, 2016 were €2.2 million, an increase of €1.5 million or 209% from the €0.7 million for the six months ended June 30, 2015. The increase resulted from the amortization of upfront payments and target designation fees received from BMS in the second and third quarter of 2015.

Collaboration revenues for the six months ended June 30, 2016 were €5.6 million, an increase of €3.6 million or 181% from the €2.0 million for the six months ended June 30, 2015. The change was primarily due to the increase in research activities associated with S100A1 for heart failure, which are fully reimbursed by BMS in accordance with our collaboration agreement.

Cost of goods sold

Cost of goods sold for the six months ended June 30, 2016 were €0.2 million compared to zero for the six months ended June 30, 2015. The change related to the amortization of intangible assets dedicated to our commercial product Glybera. No amortization was recorded in the first six months of 2015 as we had not yet commenced commercialization of Glybera.

Other income

Other income for the six months ended June 30, 2016, was €0.8 million, an increase of €0.5 million or 138% from the €0.3 million for the six months ended June 30, 2015. Other income for the six months ended June 30, 2016, includes €0.7 million (six months ended June 30, 2015: €0.3 million) of general payroll and other subsidies related to our various research programs from the Dutch government. In addition other income for the six months ended June 30, 2016, includes €0.1 million (six months ended June 30, 2015: nil) of investment credits for our Lexington facility.

Research and development expenses

Research and development expenses for the six months ended June 30, 2016 were €32.5 million, an increase of €11.8 million or 57% from the €20.7 million for the six months ended June 30, 2015.

Following the closing of our collaboration with BMS in May 2015, we significantly intensified our research and development efforts related to S100A1 for heart failure. In particular, we expanded our staff supporting the BMS collaboration, which increased our costs by €2.8 million during the first half of 2016, compared to the same period in 2015. Additionally, we are conducting various IND-enabling safety and toxicology studies for S100A1 and have also initiated activities related to additional targets designated under our collaboration with BMS.

We also increased our spending by €2.4 million to progress our research programs and advance our preclinical product candidates for Hemophilia A, Sanfilippo B and Huntington’s disease.

Furthermore, our spending associated with contract research organizations, contract laboratories and bench fees increased by €1.9 million during the first six months of 2016, compared to the same period in 2015.

The validation of our manufacturing facilities as well as our continued investment to further improve our operational quality management system increased our cost by €1.4 million during the first half of 2016, compared to the same period in 2015.

Additionally, facility cost allocated to Research and development for the six months ended June 30, 2016 increased by €2.1 million, compared to the same period in 2015, as a result of adding a new temporary research facility at our Amsterdam site in October 2015, the commencement of the lease of our new Amsterdam facility in March 2016 and higher operating costs at our Lexington facility.

Moreover other general research and development expenses such as travel costs, intellectual property fees and depreciation increased by €1.2 million, compared to the same period in 2015.

Selling, general and administrative expenses

Our Selling, general and administrative expenses for the six months ended June 30, 2016, were €12.1 million, an increase of €3.4 million or 40% from the €8.7 million for the six months ended June 30, 2015.

Following the commencement of Glybera commercialization in September 2015, we began expensing the cost associated with the Glybera global registry and Phase IV study. These expenditures, which are presented in the current period as Selling, general and administrative expense in our Condensed Consolidated Statement of Comprehensive Loss, were previously recorded as capitalized development costs in our Condensed Consolidated Statement of Financial Position prior to initiating commercialization of Glybera.  During the six months ended June 30, 2016, we incurred €1.6 million of related expenses. In the six months ended June 30, 2015, we had capitalized €2.1 million of development cost.

In addition, we incurred €0.7 million of expenses related to our CEO transition and the recruitment of several new executives during the six months ended June 30, 2016. We incurred no such expenses in the six months ended June 30, 2015. All new executives received equity grants upon joining, resulting in an increase of share-based compensation by €0.4 million in the six months ended June 30, 2016, compared to the same period in 2015.

Our expenses related to employees, contractors and consultants in the six months ended June 30, 2016, increased by €0.5 million when compared to the six months ended June 30, 2015. This increase results from our investment to augment our finance, information technology and human resources teams and to strengthen our operating processes and internal controls over financial reporting.

In the six months ended June 30, 2016, we incurred €2.7 million in professional fees compared to €2.4 million in the six months ended June 30, 2015. Professional fees incurred in 2016 primarily relate to our investor relations activities, audit and advisory fees, including the conversion of our financial reporting from IFRS to U.S. GAAP, as well as certain legal fees associated with the Extera arbitration proceedings, the establishment of a one-tier board and the refinancing of our loan facility in May 2016. In 2015, we incurred legal fees related to the Extera arbitration proceedings as well as significant legal and accounting fees related to our follow-on offering in April 2015 and the closing of the BMS transaction in May 2015.

Other losses — net

In the six months ended June 30, 2016, we incurred €1.4 million of foreign exchange losses compared to €1.0 million in foreign exchange losses in the six months ended June 30, 2015. The change related to variations in the foreign exchange rate between the euro and the U.S. dollar. In addition, Other gains / losses—net for the six months ended June 30, 2016, includes estimated legal and settlement costs in connection with the arbitration with Extera Partners.

Finance result, net

Our net finance result for the six months ended June 30, 2016 was a gain of €0.5 million compared to a loss of €4.2 million for the six months ended June 30, 2015. The change resulted from a €1.8 million favorable variation in unrealized foreign exchange losses associated with our U.S. dollar-denominated loan facility. In addition, in the six months ended June 30, 2016, we benefited from a €3.0 million favorable change in the fair value of the warrants issued, compared to the six months ended June 30, 2015.

	Six months ended
	June 30,
	2015	2016	Change
	(€ in millions)
Foreign exchange gain/(loss) Hercules loan facility	(1.6)	0.2	1.8
Change in fair value of warrants	(1.6)	1.4	3.0
Borrowing cost Hercules loan	(1.0)	(1.1)	(0.1)
Finance result, net	(4.2)	0.5	4.7

Comparison of the three months ended June 30, 2015, and 2016

	Three months ended
	June 30,
	2015	2016	Change
	(€ in thousands)%
License revenues	492	1,101	124%
Collaboration revenues	1,123	2,840	153%
Total revenues	1,615	3,941	144%
Cost of goods sold	—	(76)	100%
Other income	140	423	202%
Research and development expenses	(10,613)	(17,335)	63%
Selling, general and administrative expenses	(4,509)	(5,504)	22%
Other gains/(losses), net	(5,241)	(321)	-94%
Total operating costs	(20,223)	(22,813)	13%
Operating loss	(18,608)	(18,872)	1%
Finance income	46	64	39%
Finance expense	(325)	(523)	61%
Result before corporate income tax	(18,887)	(19,331)	2%
Provision for income taxes	—	—	0%
Net loss	(18,887)	(19,331)	2%

Revenues

License revenues for the three months ended June 30, 2016 were €1.1 million, an increase of €0.6 million or 124% from the €0.5 million for the three months ended June 30, 2015. The increase primarily resulted from the amortization of upfront payments and target designation payments received from BMS in the second and third quarter of 2015.

Collaboration revenues for the three months ended June 30, 2016 were €2.8 million, an increase of €1.7 million or 153% from the €1.1 million for the three months ended June 30, 2015. The change was primarily due to the increase in research activities associated with S100A1 for heart failure, which are fully reimbursed by BMS in accordance with our collaboration agreement.

Cost of goods sold

Cost of goods sold for the three months ended June 30, 2016 were €0.1 million compared to zero for the three months ended June 30, 2015. The change related to the amortization of intangible assets dedicated to our commercial product Glybera. No amortization was recorded in the second quarter of 2015 as we had not yet commenced commercialization of Glybera during the period.

Other income

Other income for the three months ended June 30, 2016 was €0.4 million, an increase of €0.3 million or 202% from the €0.1 million for the three months ended June 30, 2015. Other income for the three months ended June 30, 2016, includes €0.4 million (six months ended June 30, 2015: €0.1 million) of general payroll and other subsidies related to our various research programs from the Dutch government.

Research and development expenses

Research and development expenses for the three months ended June 30, 2016 were €17.3 million, an increase of €6.7 million or 63% from the €10.6 million for the three months ended June 30, 2015.

Following the closing of our collaboration with BMS in May 2015, we significantly intensified our research and development efforts related to S100A1 for heart failure. In particular, we expanded our staff supporting the BMS collaboration, which increased our costs by €1.2 million during the second quarter 2016, compared to the same period in 2015. Additionally, we are conducting a number of safety and toxicology studies for S100A1 and have also initiated activities related to additional targets designated under our collaboration with BMS.

In addition, we increased our spending by €1.5 million to progress our research programs and advance our preclinical product candidates for Hemophilia A, Sanfilippo B and Huntington’s disease.

The validation of our manufacturing facilities as well as our continued investment to further improve our operational quality management system increased our cost by €1.1 million during the second quarter of 2016, compared to the same period in 2015.

Furthermore, our spending associated with contract research organizations, contract laboratories and bench fees increased by €1.1 million during the second quarter 2016, compared to the same period in 2015.

Additionally, facility cost allocated to Research and development for the second quarter 2016 increased by €1.2 million, compared to the same period in 2015, as a result of adding a temporary new research facility at our Amsterdam site in October 2015, the commencement of the lease of our new Amsterdam facility in March 2016 and higher operating cost at our Lexington facility.

Moreover other General research and development such as travel costs, intellectual property fees, depreciation increased by €0.6 million, compared to the same period in 2015.

Selling, general and administrative expenses

Our Selling, general and administrative expenses for the three months ended June 30, 2016, were €5.5 million, an increase of €1.0 million or 22% from the €4.5 million for the three months ended June 30, 2015.

Following the commencement of Glybera commercialization in September 2015, we began expensing the cost associated with the Glybera global registry and Phase IV study. These expenditures, which are presented in the current period as Selling, general and administrative expense in our Condensed Consolidated Statement of Comprehensive Loss, were previously recorded as capitalized development costs in our Condensed Consolidated Statement of Financial Position prior to initiating commercialization of Glybera.  During the three months ended June 30, 2016, we incurred €0.8 million in related expenses. In the three months ended June 30, 2015 we had capitalized €1.0 million of development costs.

In addition, we incurred €0.1 million of expenses related to our CEO transition and the recruitment of new executives during the three months ended June 30, 2016. We incurred no such expenses in the three months ended June 30, 2015.

Our expenses related to employees, contractors and consultants in the three months ended June 30, 2016, increased by €0.2 million when compared with the three months ended June 30, 2015. This increase results from our investment to augment our finance, information technology and human resources to strengthen our operating processes and internal controls over financial reporting.

In the three months ended June 30, 2016, we incurred €1.2 million in professional fees compared to €1.4 million in the three months ended June 30, 2015. Professional fees incurred in 2016 relate to our investor relations activities, audit and advisory fees related to the conversion of our financial reporting from IFRS to U.S. GAAP, as well as legal fees associated with the Extera arbitration proceedings and the refinancing of our loan facility in May 2016. In 2015, we incurred legal fees related to the Extera arbitration proceedings as well as significant legal and accounting fees related to our follow-on offering in April 2015 and the closing of the BMS transaction in May 2015.

Other losses — net

In the three months ended June 30, 2016, we incurred €1.4 million of foreign exchange gains compared to a €5.2 million foreign exchange loss in the three months ended June 30, 2015. The change related to variations in the foreign exchange rate between the euro and the U.S. dollar. In addition, Other gains / losses—net for the six months ended June 30, 2016, includes estimated legal and settlement costs in connection with the arbitration with Extera Partners.

Finance result, net

Our net finance result for the three months ended June 30, 2016 was a loss of €0.5 million compared to a loss of €0.3 million for the three months ended June 30, 2015. The change was due to a €1.0 million increase in the unrealized foreign exchange loss associated with our U.S. dollar-denominated loan facility, offset in part by a €0.9 million favorable change in the fair value of the warrants issued, compared to the three months ended June 30, 2015.

	Three months ended
	June 30,
	2015	2016	Change
	(€ in millions)
Foreign exchange gain/(loss) Hercules loan facility	0.4	(0.6)	(1.0)
Change in fair value of warrants	(0.3)	0.6	0.9
Borrowing cost Hercules loan	(0.4)	(0.5)	(0.1)
Finance result, net	(0.3)	(0.5)	(0.2)

d)             Liquidity and capital resources

Historically, we received funding and subsidized rent from the Academisch Medisch Centrum, or Academic Medical Center (AMC), government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. From our first institutional venture capital financing in 2006 through June 2016, we funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €344.4 million ($417.3 million). During this same period, we also received total other income, consisting principally of government grants and subsidies, of €7.5 million, and total nonrefundable collaboration funding of €80.1 million, and $20.0 million (€14.7 million) in venture debt financing.

In February 2014, we completed our IPO, placing 5.4 million shares at $17.00 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $84.5 million (€62.0 million) after commissions and after deducting share issuance expenses.

In April 2015, we closed our follow-on public offering of 3.0 million ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts and share issuance expenses, the net proceeds of the follow-on public offering were $82.5 million (€77.9 million).

In April 2015, we entered into collaboration agreements with BMS, the financial terms of which consist of:

•                  an upfront payment of $50.0 million (€45.0 million) made at the closing of the transaction on May 2015;

•                  a $15.0 million payment made in July 2015, following the designation of three new collaboration targets;

•                  an initial equity investment of $37.6 million (€33.4 million) for the purchase of 1.1 million ordinary shares, representing 4.9% of our outstanding shares following such issuance, made in June 2015 at a price of $33.84 per share;

•                  a second equity investment of $37.9 million (€36.0 million) for the purchase of an additional 1.3 million ordinary shares, representing 5.0% of our outstanding shares following such issuance, made in August 2015 at a price of $29.67 per share;

•                  two warrants to acquire up to an additional 10% equity interest in the aggregate, at a premium to market, based on additional targets being introduced into the collaboration;

•                  research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration;

•      reimbursement for all research costs associated with the collaboration;

•      terms related to our manufacturing and supply of product to BMS; and

•      net sales-based milestone payments and tiered single to double-digit royalties on product sales.

Cash flows

Our cash and cash equivalents as of June 30, 2016 were €165.6 million. The table below summarizes our consolidated cash flow data for the six months ended June 30, 2015, and 2016:

	Six months ended
	June 30,
	2015	2016	Change
	(€ in millions)%
Net cash generated from/(used in) operating activities	27.7	(35.0)	-226%
Net cash used in investing activities	(3.5)	(3.3)	-6%
Net cash generated from financing activities	101.3	1.9	-98%
Net increase/(decrease) in cash and cash equivalents (excluding the currency effect on changes of cash and cash equivalents)	125.5	(36.4)	-129%

Net cash (used in)/generated by operating activities

Net cash used in operating activities was €35.0 million in the six months ended June 30, 2016, compared to €27.7 million of cash generated in the six months ended June 30, 2015.

Our cash generated in the six months ended June 30, 2015 includes $62.2 million (€53.2 million) in upfront payment, including the $12.2 million (€10.8 million) equity premium on the initial equity investment, which we received from BMS following the inception of our collaboration in May 2015. Excluding these upfront payments, our cash used in operating activities increased by €9.5 million (37.3%) from €25.5 million in the six months ended June 30, 2015 to €35.0 million in the six months ended June 30, 2016.

This increase includes €1.6 million of additional expenditures related to our clinical programs and preclinical product candidates (the portion that is not funded by our collaboration partners), €0.9 million of increased personnel cost related to our manufacturing facilities in support of our research and development programs, as well as €1.4 million of expenditures to improve our quality management systems and organization.

In addition, we made €1.6 million in expenditures associated with the Glybera global registry and Phase IV study during the six months ended June 30, 2016, compared to €1.7 million in the prior year period (presented as cash used in investing activities for the development of intangible assets).

We also made €1.2 million in payments related to our CEO transition and the recruitment of several new executives, as well as a €0.6 million payment related to the Extera arbitration partial award in May 2016.

Net cash used in investing activities

Net cash used in investing activities was €3.3 million in the six months ended June 30, 2016, a decrease of €0.2 million or 6% from the €3.5 million in the six months ended June 30, 2015. In the six months ended June 30, 2016, we primarily invested in laboratory equipment and the improvement of our leaseholds, including our new facilities in Amsterdam. Our investments in the six months ended June 30, 2015 included €1.7 million related to the development of Glybera and €1.9 million to purchase office and laboratory equipment for our Lexington site.

Net cash generated from financing activities

In April 2015, we closed of our follow-on public offering of 3.0 million ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts and share issuance expenses, the net proceeds of the follow-on public offering were $82.6 million (€77.9 million).

In June 2015, we received $25.4 million (€22.6 million) by issuing 1.1 million ordinary shares to BMS, representing 4.9% of our shares outstanding immediately after the issuance.

During the six months ended June 30, 2016, we received €2.0 million from the exercise of options to purchase ordinary shares in relation to our share incentive plans, compared to €0.9 million in the six months ended June 30, 2015.

Cash and funding sources

The table below summarizes our sources of financing for the six months ended June 30, 2015, and 2016.

Equity
capital
(€ in millions)
Six months ended June 30, 2016	2.0
Six months ended June 30, 2015	101.4

•                  Our sources of financing in the six months ended June 30, 2016 included the issuance and sale of 0.8 million ordinary shares from the exercise of options pursuant to our share incentive plans, with net proceeds of €2.0 million.

•                  Our sources of financing in the six months ended June 30, 2015 were primarily related to the issuance and sale of ordinary shares associated with our follow-on offering and the initial equity investment made by BMS.

Funding requirements

We believe our cash and cash equivalents as at June 30, 2016, will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, for at least the next twelve months. Our future capital requirements will depend on many factors, including:

•                  the potential to receive future consideration pursuant to our collaboration with BMS, which is largely contingent on achieving certain research, development, regulatory and sales milestones;

•                  our collaboration agreements remaining in effect, our ability to obtain research and development funding and achieve milestones under these agreements and our ability to enter into other such new arrangements in the future;

•                  the scope, progress and results of our current and planned clinical trials, including for AMT-060 for hemophilia B, AMT-110 for Sanfilippo B and the Phase IV study for Glybera;

•                  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates, including those for the treatment of Huntington’s disease and hemophilia A;

•                  the need for any additional tests, studies, or trials beyond those originally anticipated in order to confirm the safety or efficacy of our product candidates and technologies;

•                  the number of other product candidates that we pursue and their respective development requirements;

•                  the cost, timing and outcome of regulatory review of our product candidates;

•                  the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval in the future;

•                  the amount and timing of revenue, if any, we receive from commercial sales of any product candidates for which we, or our collaboration partners, receive marketing approval in the future;

•                  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•                  the repayments of the principal amount of our venture debt loan with Hercules which contractually will start in November 2017 and will run through May 2020;

•                  the extent to which we exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

•                  the extent to which we acquire or in-license other businesses, products or technologies;

•                  the costs associated with maintaining quality compliance and optimizing our manufacturing processes, including the operating costs associated with our Lexington, Massachusetts manufacturing facility;

•                  the costs associated with maintaining, expanding and protecting our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

•                  the costs associated with hiring additional senior management and other personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups;

•                  the costs, savings and operational implications of any corporate or strategic restructuring we may implement from time to time

•                  the costs associated with augmenting our corporate infrastructure, including the improvement of our information systems and addition of finance, human resource, legal and compliance personnel;

•                  the final amount of the once and for all payment to be awarded to Extera Partners in our ongoing arbitration proceedings; and

•                  the funding of the refurbishment of our new facility in Amsterdam.

We have no firm sources of additional financing, other than our collaboration agreements with Chiesi and BMS. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. We are subject to covenants under our Loan Agreement with Hercules, and may become subject to covenants under any future indebtedness that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under the Hercules loan agreement may limit our ability to obtain debt financing. To the extent we need to finance our cash needs through equity offerings or debt financings, such financing may be subject to unfavorable terms including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. If financing is not available when needed, including through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our cash needs. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Capital expenditures

The following table sets forth our capital expenditures for the six month ended June 30, 2015 and 2016:

	Six months ended
	June 30,
	2015	2016
	(€ in thousands)
Investments in property, plant and equipment	(1,855)	(2,776)
Investments in intangible assets	(1,729)	(10)
Total capital expenditures	(3,584)	(2,786)

During the first six months of 2016, we capitalized €1.9 million of expenditures to improve the leaseholds at our Amsterdam sites. Additionally, we capitalized €0.9 million of expenditures for the purchase of office and laboratory equipment at our Lexington site. During the first six months of 2015 we purchased €1.8 million in office and laboratory equipment at our Lexington site.

During the first six months of 2015 we capitalized €1.8 million of development cost related to Glybera.

Contractual obligations and commitments

The table below sets forth our contractual obligations and commercial commitments as of June 30, 2016, that are expected to have an impact on liquidity and cash flows in future periods.

		Less than	Between 1	Between 2	Over 5
	Undefined	1 year	and 2 years	and 5 years	years	Total
	(€ in thousands)
Debt obligations (including interest)	—	1,743	5,245	16,371	—	23,359
Operating lease obligations	—	2,544	1,651	10,861	22,609	37,665
Contingent consideration and other miscellaneous	14,500	2,445	—	—	—	16,945
Total	14,500	6,732	6,896	27,232	22,609	77,969

Due to uncertainty of the timing of achieving milestones, the contingent consideration of €14.5 million related to the our acquisition of InoCard GmbH (“InoCard”), later renamed uniQure GmbH, is considered to have an undefined contractual maturity. As at June 30, 2016, we expect the milestone obligations will become payable between April 2017 and 2020. When due, the obligations can be settled either in cash or in a variable number of our shares.

The table above does not include:

•                  payments we may be obligated to make under our license or collaboration agreements. Such additional payment obligations may be material;

•                  our obligations to repay the Dutch technical development loan.